Filed by Raytheon Company

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Raytheon Company

Commission File No.: 001-13699

Date: June 25, 2019

From:	Tom Kennedy

To:	Raytheon’s leaders

Subject:	Org. Announcement, Merger Integration and Consolidation Leads

Dear Raytheon leaders,

Two weeks ago, we announced that Raytheon has entered into an agreement to combine with United Technologies Corporation in a merger of equals. The combined company – Raytheon Technologies – will define the future of the aerospace and defense industry. It is an exciting opportunity to build on our foundation as a technology leader creating trusted, innovative solutions to make the world a safer place.

In parallel with our unwavering commitment to flawless execution, there is work to be done to ensure that when the merger closes – which we anticipate will be during the first half of 2020 – we are prepared to leap ahead. As such, there are two key streams of work that require attention:

1)	Integration work stream focused on the integration of Raytheon and UTC’s corporate structures.

2)	Consolidation work stream focused on consolidating our four businesses into two businesses.

Integration Lead

I have asked Scott Weiner, our vice president of Corporate Development, to lead the Integration work stream. Scott joined Raytheon in January and was an integral member of the team behind the merger agreement. He has more than 20 years of experience in corporate development, leading domestic and international transactions including mergers and acquisitions, divestitures and similar strategic work after starting his career in engineering. Scott will work with a team of leaders from across the functions and with his counterpart at UTC. In this capacity, he will report to a steering team comprised of Frank Jimenez, Toby O’Brien, Randa Newsome and myself. He will also ensure coordination with the Consolidation work stream.

Consolidation Lead

I have asked Tay Fitzgerald, our vice president of Operations for SAS, to lead the Consolidation work stream. For the duration of Tay’s assignment, Jeff Place will serve as interim lead for Operations, and he will continue to lead Supply Chain at SAS. Tay has held a number of challenging technical and leadership positions with Raytheon throughout her 29-year tenure. Prior to her current role, she served as program director of a strategic proprietary effort at RMS, as the SM-6 deputy director, and in numerous program manager, capture manager and engineering organization manager roles. Tay will work with a team of leaders from across the businesses and functions, and in close coordination with the business presidents. In this capacity, she will report to the same steering team to which Scott will report. She will also ensure coordination with the Integration work stream.

As the teams begin their work, we are committed to keeping you updated on our progress and providing additional information as it becomes available. Meanwhile, I ask that you please stay focused on our 2019 performance, and join me in congratulating Scott and Tay on their assignments.

Respectfully,

Tom

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. There can be no assurance that the proposed merger or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, UTC will file a registration statement on Form S-4, which will include a document that serves as a prospectus of UTC and a joint proxy statement of UTC and Raytheon (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to UTC’s stockholders and Raytheon’s stockholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

Raytheon and UTC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about Raytheon’s directors and executive officers is available in Raytheon’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Information about UTC’s directors and executive officers is available in UTC’s proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Raytheon or UTC as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.